UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 16, 2014

TIM HORTONS INC.

(Exact name of registrant as specified in its charter)

Canada	001-32843	98-0641955
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

874 Sinclair Road, Oakville ON, Canada	L6K 2Y1
(Address of principal executive offices)	(Zip Code)

(905) 845-6511

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On September 16, 2014, 1011773 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of British Columbia (“Holdings”), and New Red Canada Partnership, a general partnership organized under the laws of Ontario and a wholly owned subsidiary of Holdings (“Partnership”), filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) in connection with the transactions contemplated by the Arrangement Agreement and Plan of Merger (the “Arrangement Agreement”), dated August 26, 2014, by and among Tim Hortons Inc., a corporation organized under the laws of Canada (“Tim Hortons”), Burger King Worldwide, Inc., a corporation incorporated under the laws of Delaware, (“BKW”), Holdings, Partnership, Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly owned subsidiary of Partnership, and 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly owned subsidiary of Partnership. The Registration Statement contains a draft management proxy circular of Tim Hortons and a preliminary information statement of BKW, and also constitutes a preliminary prospectus of Holdings and Partnership. The Registration Statement is available on the SEC’s website at www.sec.gov under the filings of Holdings and Partnership. The Registration Statement has not yet been declared effective by the SEC.

The information in this Current Report on Form 8-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that section. Furthermore, the information in this Current Report on Form 8-K shall not be deemed to be incorporated by reference into the filings of the Tim Hortons under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Additional Information

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On September 16, 2014, Holdings and Partnership filed a Registration Statement on Form S-4 with the SEC in connection with the transaction, which includes a draft joint information statement/circular of BKW and Tim Hortons that also constitutes a preliminary prospectus of Holdings and Partnership in connection with the proposed transaction. These materials are not yet final and may be further amended. The joint information statement/circular will also be filed with the Canadian securities regulators and mailed to holders of Tim Hortons common shares after the Registration Statement is declared effective by the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TIM HORTONS, BKW, HOLDINGS, PARTNERSHIP AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov, and at the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. In addition, a copy of the joint information statement/circular (when it becomes available) may be obtained free of charge from Tim Hortons internet website for investors www.timhortons-invest.com, or from BKW’s investor relations website at http://investor.bk.com. Investors and security holders may also read and copy any reports, statements and other information filed by Tim Hortons or BKW, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Certain Information Regarding Participants

Tim Hortons, BKW, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Tim Hortons directors and executive officers is available in its management proxy circular filed by Tim Hortons on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com on March 21, 2014 in connection with its 2014 annual meeting of shareholders, and information regarding BKW’s directors and executive officers is available in its proxy statement filed with the SEC by BKW on April 2, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIM HORTONS INC.

Date: September 16, 2014	By:	/s/ Jill E. Sutton
Jill E. Sutton Executive Vice President, General Counsel and Secretary